Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated November 9, 2005, with respect to the consolidated financial statements, included in this Annual Report (Form 10-K) of FastenTech, Inc. and Subsidiaries.

Our audit also included the financial statement schedule of FastenTech, Inc. and Subsidiaries listed in Item 15(a). This schedule is the responsibility of FastenTech, Inc. and Subsidiaries’ management. Our responsibility is to express an opinion based on our audit. In our opinion, as to which the date is November 9, 2005, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

November 30, 2005